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SEC MAIL PROCESSING RECEIVED MAY 3 0 2003 WASH. D.C. 155 SECTION

C W

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 3 9 6 0 3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/02___ AND ENDING ___03/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fifth Third Funds Distributor, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus   OH   43219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher   614-470-8661
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – if individual, state last, first, middle name)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                         contained in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fifth Third Funds Distributor, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Notary Public

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fifth Third Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)
Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934 and Report
of Independent Accountants on Internal
Control Pursuant to Securities and
Exchange Commission Rule 17a-5
March 31, 2003

PRICEWATERHOUSECOOPERS 🌐

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fifth Third Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Fifth Third Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) at March 31, 2003, and the results of its operations, changes in stockholder's equity and its cash flows for the year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 14, 2003

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition
At March 31, 2003

Assets	
Investments	$ 635,042
Distribution fees receivable	420,208
Commissions receivable	9,000
Receivable from affiliate	39,678
Total assets	$ 1,103,928
Liabilities and Stockholder's Equity	
Liabilities	
Distribution fees payable	$ 418,208
Total liabilities	418,208
Stockholder's equity	
Common stock, $1 par value per share (1,000 shares authorized, 10 shares issued and outstanding)	10
Additional paid-in capital	500,000
Retained earnings	185,710
Total stockholder's equity	685,720
Total liabilities and stockholder's equity	$ 1,103,928

The accompanying notes are an integral part of these financial statements.

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Operations
For the Year Ended March 31, 2003

Revenues	
Distribution fees	$5,249,907
Commissions	407,809
Interest income	2,078
Total revenues	5,659,794
Expenses	
Distribution fees	5,213,811
Administrative service fee to affiliate	267,386
Intangibles tax	15,353
Other expenses	340
Total expenses	5,496,890
Income before taxes	162,904
Income taxes	53,628
Net income	$ 109,276

The accompanying notes are an integral part of these financial statements.

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2002	$ 10	$ 500,000	$ 226,434	$ 726,444
Distribution to parent	-	-	(150,000)	(150,000)
Net income	-	-	109,276	109,276
Balance at March 31, 2003	$ 10	$ 500,000	$ 185,710	$ 685,720

The accompanying notes are an integral part of these financial statements.

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Cash Flows
For the Year Ended March 31, 2003

Cash flows from operating activities	
Net income	$ 109,276
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in distribution fees receivable	14,792
Increase in commissions receivable	(9,000)
Decrease in receivable from affiliate	53,801
Decrease in distribution fees payable	(16,792)
Net cash provided by operating activities	152,077
Cash flows from investing activities	
Increase in investments	(2,077)
Net cash used in investing activities	(2,077)
Cash flows from financing activities	
Distribution to parent	(150,000)
Net cash used in financing activities	(150,000)
Net change in cash	-
Cash at beginning of year	-
Cash at end of year	$ -
Supplemental disclosures of cash flow information	
Cash paid during the year for income taxes	$ 32,816

The accompanying notes are an integral part of these financial statements.

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
March 31, 2003

1.   Organization

Fifth Third Funds Distributor, Inc. (the Company), a wholly owned subsidiary of The BISYS Group, Inc. (BISYS), is incorporated under the laws of Florida. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company served as distributor and underwriter for the Fifth Third Funds (the Funds) during the year, and as a result, substantially all the Company's revenues were earned from the Funds. The Company receives distribution fees, which were determined based on the average daily net assets of the Funds and are accrued monthly.

2.   Significant Accounting Policies

Investments
Investments include commercial paper with original maturities of 270 days or less and 300 shares of NASDAQ® stock valued at $3,300. The carrying values of the Company's investments approximate their fair values at March 31, 2003.

Revenue Recognition
The Company recognizes distribution fees, interest income, and commission income on an accrual basis, as earned.

Intangibles Tax
The intangibles tax represents a net worth based tax paid by dealers in intangibles.

Income Taxes
BISYS and its affiliates file a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Notes to Financial Statements
March 31, 2003

15 to 1. At March 31, 2003 the Company had net capital under the Rule of $222,534, which was $194,653 in excess of its required net capital of $27,881. The Company's ratio of aggregate indebtedness to net capital at March 31, 2003 was 1.88 to 1.

4.   **Related-Party Transactions**

During the fiscal year ended March 31, 2003, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5.   **Regulatory Compliance**

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
At March 31, 2003

Total stockholder's equity from statement of financial condition		$ 685,720
Deductions:		
Nonallowable assets:		
Distribution fees receivable	$ 420,208	
Receivable from affiliate	39,678	
Investments	3,300	463,186
Haircut on investments		-
Net capital		222,534
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		27,881
Excess net capital		$ 194,653
Total aggregate indebtedness		$ 418,208
Percentage of aggregate indebtedness to net capital		188%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing at March 31, 2003.

Fifth Third Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)

Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
At March 31, 2003

The Company has complied with the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

PriceWaterhouseCoopers

PricewaterhouseCoopers LLP
Suite 2100
100 East Broad Street
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Accountants on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Fifth Third Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Fifth Third Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

PRICEWATERHOUSECOOPERS

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 14, 2003